Filed by: Provident Financial Services, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Lakeland Bancorp, Inc. (Commission File No.: 000-17820)

On September 27, 2022, the following communication was sent to employees of Provident Financial Services, Inc.:

Good morning,

I am excited to announce that we have entered into a merger agreement to combine Provident Bank and Lakeland Bank, creating the premier super-community bank in our region. The combined organization will operate under the Provident Bank name and have its administrative headquarters in Iselin, NJ.

This strategic partnership will create an approximately $25 billion financial institution with significant size and scale, capable of driving strong financial results and better positioning the company for the future. In addition, the transaction unites two like-minded institutions with strong management teams that have shared vision, values, and a commitment to stockholders, employees, customers, and the community.

Over the course of today, our Executive Leadership Team will be meeting with the Senior Management Group to discuss the details of the transaction. Our leaders will be communicating with the balance of our employees through team meetings. In addition, you may learn more about the merger by reading the attached news release or by joining this morning’s 8:30 am webcast by accessing the following link.

We are committed to updating you as we reach important merger milestones. We have a series of town hall meetings planned and will provide regular updates on the progress of the merger through executive briefings and an employee newsletter.

In the meantime, let’s continue to focus on what we do best—delivering on our brand promise of Commitment You Can Count On!

Tony Labozzetta

President & CEO

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the beliefs, goals, intentions, and expectations of Provident Financial Services, Inc. (“Provident”) and Lakeland Bancorp, Inc. (“Lakeland”) regarding the proposed transaction, revenues, earnings, loan production, asset quality, and capital levels, among other matters; our estimates of future costs and benefits of the actions we may take; our assessments of probable losses on loans; our assessments of interest rate and other market risks; our ability to achieve our financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected cost savings, synergies and other anticipated benefits from the proposed transaction; and other statements that are not historical facts.

Forward-looking statements are typically identified by such words as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “should,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. These forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction.

Additionally, forward-looking statements speak only as of the date they are made; Provident and Lakeland do not assume any duty, and do not undertake, to update such forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Furthermore, because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in such forward-looking statements as a result of a variety of factors, many of which are beyond the control of Provident and Lakeland. Such statements are based upon the current beliefs and expectations of the management of Provident and Lakeland and are subject to significant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between Provident and Lakeland; the outcome of any legal proceedings that may be instituted against Provident or Lakeland; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the ability of Provident and Lakeland to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of either or both parties to the proposed transaction; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Provident and Lakeland do business; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate Lakeland’s operations and those of Provident; such integration may be more difficult, time consuming or costly than expected; revenues following the proposed transaction may be lower than expected; Provident’s and Lakeland’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by Provident’s issuance of additional shares of its capital stock in connection with the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of Provident and Lakeland to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; and risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction and other factors that may affect future results of Provident and Lakeland; uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on Provident, Lakeland and the proposed transaction; and the other factors discussed in the “Risk Factors” section of each of Provident’s and Lakeland’s Annual Report on Form 10-K for the year ended December 31, 2021, in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of each of Provident’s and Lakeland’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, and other reports Provident and Lakeland file with the U.S. Securities and Exchange Commission (the “SEC”).

Additional Information and Where to Find It

In connection with the proposed transaction, Provident will file a registration statement on Form S-4 with the SEC. The registration statement will include a joint proxy statement of Provident and Lakeland, which also constitutes a prospectus of Provident, that will be sent to stockholders of Provident and shareholders of Lakeland seeking certain approvals related to the proposed transaction.

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SECURITY HOLDERS OF PROVIDENT AND LAKELAND AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR

SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PROVIDENT, LAKELAND AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about Provident and Lakeland, without charge, at the SEC’s website (http://www.sec.gov). Copies of documents filed with the SEC by Provident will be made available free of charge in the “SEC Filings” section of Provident’s website, https://investorrelations.provident.bank/, under the heading “SEC Filings.” Copies of documents filed with the SEC by Lakeland will be made available free of charge in the “Investor Relations” section of Lakeland’s website, https://investorrelations.lakelandbank.com/, under the heading “Documents.”

Participants in Solicitation

Provident, Lakeland, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding Provident’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 18, 2022, and certain other documents filed by Provident with the SEC. Information regarding Lakeland’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 7, 2022, and certain other documents filed by Lakeland with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.